Exhibit 21.1

Subsidiaries of Strive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Strive Enterprises, Inc.	Ohio
Strive Wealth Management, LLC	Texas
Strive Asset Management, LLC	Ohio
Strive Advisory, LLC	Ohio
Strive Operating, LLC	Ohio